FORM 3
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*			2. Date of Event Requiring Statement for (Month/Day/Year)	4. Issuer Name and Ticker or Trading Symbol
Grant	Ian	S.		Spectre Industries, Inc. - STND
(Last)	(First)	(Middle)	07/20/00
260 East Esplanade, Unit 6			3. IRS or Social Security Number of Reporting Person (Voluntary) n/a	5. Relationship of Reporting Persons to Issuer (Check all applicable) n Director ☐ 10% Owner n Officer (give title below) ☐ Other (specify below) President, Chief Executive Officer	6. If Amendment, Date of Original (Month/Day/Year) n/a
(Street)					7. Individual or Joint/Group Filing (Check applicable line) n Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
North Vancouver BC V7L 1A3
(City, State, Zip) * If the Form is filed by more than one Reporting Person, see Instructions 5(b)(v).			Table I - Non-Derivative Services Beneficially Owned
1. Title of Security (Instr. 4)			2 Amount of Securities Beneficially Owned (Inst. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Shares			1,250,000	D	n/a
Common Shares			450,000	I	*

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

(Print or Type Response)

FORM 3 (continued) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month Day Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (1) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
-	-	-	-	-	-	-	-

Explanation of Responses:

* Mr. Grant is the beneficial owner of 20% of the common shares of Grant Brothers Sales, Ltd. ("GBS"). The 450,000 common shares are attributable to Mr. Grant indirectly through his ownership interest in GBS.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.				/s/ Ian S. Grant			July 6, 2001
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).				**Signature of Reporting Person			Date
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.